Exhibit 99.1
News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

Leading South American Telecommunications Service Provider
Continues to Expand its SR Telecom airstar Network

MONTREAL, December 14, 2004 — SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has received follow-on orders from a leading South American telecommunications service provider for its airstar™ broadband fixed wireless access system. The orders are part of a previously-announced agreement that extends over three years and is valued at approximately US $20 million. To date, SR Telcom has received equipment orders totaling approximately US $2.6 million.

Deliveries are scheduled to commence immediately and be completed during the fourth quarter of the current fiscal year.

SR Telecom’s airstar was selected to enhance and expand the service provider’s broadband telecommunications network in 20 cities in South America. The customer is deploying airstar in and around some of South America’s largest cities--including Buenos Aires, Cordoba, Mendoza and Mar Del Plata--to deliver carrier-class voice and broadband data services to small, medium, and large enterprises. airstar is also being used to backhaul cellular traffic.

"Our market presence in Latin America continues to build as we deliver highly efficient field-proven broadband products that are ideally suited to our customers’ specific needs," said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. "We are very pleased to be partnering with this important South American customer in their network expansion, and look forward to working closely with them for many years to come."

About airstar
airstar is a high-capacity, carrier-class broadband fixed wireless access solution designed to solve the last-mile bottleneck. It is deployed quickly and economically handles a wide range of communication services for businesses and mobile backhaul. airstar delivers a vast range of applications and services, provide bandwidth-on-demand, and allows for over-subscription of available spectrum.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, field-proven Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 130 countries, connecting nearly two million people.

A pioneer in the industry, SR Telecom works intimately with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.
SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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